Exhibit (a)(1)(F)

This announcement is neither an offer to purchase nor a solicitation of an offer to sell shares of Class A Common Stock of Red Rock Resorts, Inc.. The Offer (as defined below) is made solely by the Offer to Purchase, dated November 10, 2021, and the related Letter of Transmittal, and any amendments or supplements thereto. The Offer is not being made to, nor will tenders be accepted from or on behalf of, holders of shares of Class A Common Stock in any jurisdiction or in any circumstances in which the making or acceptance of offers to sell shares of Class A Common Stock would not be in compliance with applicable law, provided that Red Rock Resorts, Inc. will comply with the requirements of Rule 13e-4(f)(8) promulgated under the Securities Exchange Act of 1934, as amended. In any jurisdiction where the securities or blue sky laws require the Offer be made by a licensed broker or dealer, the Offer shall be deemed made on behalf of Red Rock Resorts, Inc. by the Dealer Manager (as defined below) or one or more registered brokers or dealers, which are licensed under the laws of such jurisdiction.

Notice of Offer to Purchase for Cash

by

Red Rock Resorts, Inc.

Up to $350,000,000 of its Shares of Class A Common Stock at a Cash Purchase Price Not More than $53.00 per Share Nor Less than $46.00 per Share

Red Rock Resorts, Inc., a Delaware corporation (the “Company”), is offering to purchase up to $350,000,000 in aggregate purchase price of its issued and outstanding shares of Class A Common Stock, par value $0.01 per share (each, a “Share,” and collectively, the “Shares”), at a price calculated as described herein and in the Offer to Purchase (as defined below) that is not greater than $53.00 nor less than $46.00 per Share to the seller in cash, less any applicable withholding taxes and without interest, upon the terms and subject to the conditions described in the Offer to Purchase (together with any amendments or supplements thereto, the “Offer to Purchase”), in the related Letter of Transmittal (together with any amendments or supplements thereto, the “Letter of Transmittal”) and in other related materials as may be amended or supplemented from time to time (collectively, with the Offer to Purchase and the Letter of Transmittal, the “Offer”). The description of the Offer herein is only a summary and is qualified by the terms and conditions of the Offer set forth in the Offer to Purchase, the Letter of Transmittal and other related materials.

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, AT THE END OF

THE DAY, NEW YORK CITY TIME, ON DECEMBER 9, 2021, UNLESS THE OFFER IS EXTENDED OR

TERMINATED (SUCH DATE AND TIME, AS THEY MAY BE EXTENDED, THE “EXPIRATION

DATE”).

The Offer is not conditioned on any minimum number of Shares being tendered and it is not subject to a financing condition. The Offer is, however, subject to certain other conditions as set forth in the Offer to Purchase.

Upon the terms and subject to the conditions of the Offer, which will be conducted through a modified “Dutch auction” process, the Company will determine a single per Share price that it will pay for Shares properly tendered and not properly withdrawn from the Offer, taking into account the total number of Shares properly tendered and the prices specified, or deemed specified, by tendering shareholders. The Company will select the single per Share price (the “Final Purchase Price”) as the lowest single purchase price (in increments of $0.25), not greater than $53.00 nor less than $46.00 per Share, that would allow it to purchase the maximum number of Shares for an aggregate purchase price not to exceed $350,000,000, or all Shares properly tendered and not properly withdrawn in the event that less than $350,000,000 in aggregate purchase price of Shares is properly tendered and not properly withdrawn.    All Shares purchased in the Offer will be purchased at the Final Purchase Price, including those Shares tendered at a price lower than the Final Purchase Price subject to “Odd Lot” priority, proration and the conditional tender provisions described in the Offer to Purchase. Only Shares properly tendered at prices at or below the Final Purchase Price, and not properly withdrawn, will be purchased; however, because of “Odd Lot” priority, proration and the conditional tender provisions described in the Offer to Purchase, the Company may not purchase all of the Shares tendered at or below the Final Purchase Price if Shares having an aggregate purchase price in excess of $350,000,000 are properly tendered (and not properly withdrawn) at or below the Final Purchase Price. Shares not purchased in the Offer will be returned to the tendering shareholders promptly after the Expiration Date.

If any properly tendered Shares are not purchased under the Offer or are properly withdrawn before the Expiration Date, or if less than all Shares evidenced by a shareholder’s certificate(s) are tendered, the Company will credit the certificates to book-entry for unpurchased Shares promptly after the expiration or termination of the Offer or, in the case of Shares tendered by book-entry transfer at The Depository Trust Company (the “Book-Entry Transfer Facility”), the Shares will be credited to the appropriate account maintained by the tendering shareholder at the Book-Entry Transfer Facility, in each case, without expense to the shareholder. The Company reserves the right, in its sole discretion, to change the per Share purchase price range and to increase or decrease the number of Shares sought in the Offer, subject to applicable law.

In accordance with the rules of the Securities and Exchange Commission (the “SEC”), if more than $350,000,000 in aggregate purchase price of Shares are tendered in the Offer at or below the Final Purchase Price, the Company may increase the number of Shares accepted for payment in the Offer by no more than 2% of the outstanding Shares without extending the Expiration Date.

As of November 5, 2021, the Company had 68,696,282 issued and outstanding Shares and 45,985,804 issued and outstanding shares of Class B Common Stock, par value $0.00001 per share. Assuming that the Offer is fully subscribed, if the Final Purchase Price is determined to be $46.00 per Share, the minimum Final Purchase Price under the Offer, the approximate number of Shares that would be purchased under the Offer is 7,608,695. Assuming that the Offer is fully subscribed, if the Final Purchase Price is determined to be $53.00 per Share, the maximum Final Purchase Price under the Offer, the approximate number of Shares that would be purchased under the Offer is 6,603,773. The Shares are listed and traded on the NASDAQ Stock Market (“NASDAQ”) under the trading symbol “RRR.” On November 9, 2021, the last reported sale price of the Shares on the NASDAQ was $48.99 per Share, which is above the $46.00 per Share lower end of the price range for the Offer. Accordingly, an election to accept the Final Purchase Price determined in the Offer may lower the Final Purchase Price to a price below such closing price and could be below the reported closing price on the Expiration Date. Shareholders are urged to obtain current market quotations for the Shares before deciding whether and at what purchase price or purchase prices to tender their Shares.

On November 10, 2021, our Board of Directors declared a special cash dividend of $3.00 per Share (the “Special Dividend”). The Special Dividend is payable to shareholders of record on November 23, 2021, and is expected to be paid on December 22, 2021. You will be entitled to the Special Dividend whether or not you tender your Shares pursuant to the Offer provided you hold such Shares on the record date. Because you will remain the holder of any Shares you tender until the Offer expires and we accept any such shares for payment, you will receive the Special Dividend even if you tender your Shares prior to the record date. However, if you acquire any Shares after the record date for the Special Dividend and subsequently tender such Shares pursuant to the Offer, you will not receive the Special Dividend with respect to such Shares.

The Company expressly reserves the right, in its sole discretion, at any time and from time to time and subject to applicable laws, to extend the period of time during which the Offer is open and thereby delay acceptance for payment of, and payment for, any Shares by giving oral or written notice of such extension to American Stock Transfer & Trust Company, LLC, the depositary for the Offer (the “Depositary”), and making a public announcement of such extension not later than 9:00 a.m., New York City time, on the next business day after the previously scheduled or announced Expiration Date. The Offer will expire at 12:00 midnight, at the end of the day, New York City time, on December 9, 2021, unless the Offer is terminated or the Company exercises its right to extend the period of time during which the Offer will remain open. Beneficial owners should be aware that their broker, dealer, commercial bank, trust company or other nominee may establish its own earlier deadlines for them to instruct it to accept the Offer on their behalf. Accordingly, beneficial owners wishing to participate in the Offer should contact their broker, dealer, commercial bank, trust company or other nominee as soon as possible in order to determine the times by which such owner must take action in order to participate in the Offer.

In accordance with the instructions to the Letter of Transmittal, shareholders desiring to tender Shares must specify the price or prices, not greater than $53.00 nor less than $46.00 per Share, at which they are willing to sell their Shares to the Company in the Offer. Alternatively, shareholders desiring to tender Shares can choose not to specify a price and, instead, specify that they are willing to sell their Shares at the Final Purchase Price (which could result in such tendering shareholders receiving a purchase price per Share as low as $46.00, the low end of the price range in the Offer, less any applicable withholding taxes and without interest). See the Offer to Purchase for recent sales prices for the Shares.

Shareholders wishing to tender Shares must follow the procedures set forth in the Offer to Purchase and in the Letter of Transmittal. Generally, for Shares to be properly tendered pursuant to the Offer, the certificates for such Shares (or confirmation of receipt of such Shares pursuant to the procedure for book-entry transfer set forth in the Offer to Purchase), together with a properly completed and duly executed Letter of Transmittal, including any required signature guarantees or an “Agent’s Message” (as defined in the Offer to Purchase), and any other documents required by the Letter of Transmittal, must be received before the Expiration Date by the Depositary at its address set forth on the back cover of the Offer to Purchase.

If the conditions to the Offer have been satisfied or waived and more than $350,000,000 in aggregate purchase price of shares has been properly tendered and not properly withdrawn prior to the Expiration Date, the Company will purchase Shares on the following basis:

•

first, all Odd Lots (as defined in the Offer to Purchase) of fewer than 100 Shares at the Final Purchase Price from shareholders who properly tender all of their Shares at or below the Final Purchase Price and who do not properly withdraw them before the Expiration Date. Tenders of less than all of the Shares owned, beneficially or of record, by such Odd Lot Holder (as defined in the Offer to Purchase) will not qualify for this preference;

•

second, after purchasing all the Odd Lots that were properly tendered at or below the Final Purchase Price, subject to the conditional tender provisions (whereby a holder may specify a minimum number of such holder’s Shares that must be purchased if any such Shares are purchased), the Company will purchase all Shares properly tendered at or below the Final Purchase Price on a pro rata basis with appropriate adjustment to avoid purchases of fractional Shares; and

•

third, only if necessary to permit the Company to purchase $350,000,000 in aggregate purchase price of Shares (or such greater amount as the Company may elect to purchase, subject to applicable law), the Company will purchase Shares conditionally tendered (for which the condition was not initially satisfied) at or below the Final Purchase Price, by random lot, to the extent feasible. To be eligible for purchase by random lot, shareholders whose Shares are conditionally tendered must have tendered all of their Shares at or below the Final Purchase Price. Random lot would be facilitated by the Company.

For purposes of the Offer, the Company will be deemed to have accepted for payment (and therefore be deemed to have purchased), subject to proration, “Odd Lot” priority and the conditional tender provisions of the Offer, Shares that are properly tendered at or below the Final Purchase Price and not properly withdrawn only when, as and if the Company gives oral or written notice to the Depositary of its acceptance of the Shares for payment pursuant to the Offer.

Upon the terms and subject to the conditions of the Offer, promptly after the Expiration Date, the Company will accept for payment and pay the Final Purchase Price per share for all Shares accepted for payment pursuant to the Offer. In all cases, payment for Shares properly tendered and accepted for payment in accordance with the Offer will be made promptly, subject to possible delay due to proration, but only after timely receipt by the Depositary of: (i) certificates for Shares or a timely confirmation of a book-entry transfer of Shares into the Depositary’s account at the Book-Entry Transfer Facility; (ii) a properly completed and duly executed Letter of Transmittal, including any required signature guarantee, or an Agent’s Message in the case of a book-entry transfer; and (iii) any other documents required.

Due to the difficulty in determining the number of Shares properly tendered and not properly withdrawn, and because of the conditional tender procedure and the guaranteed delivery procedure described in the Offer to Purchase, the Company expects that it will not be able to announce the final proration for each shareholder or to commence payment for any Shares purchased pursuant to the Offer until after the Expiration Date and the guaranteed delivery period. The preliminary results of any proration will be announced by press release as promptly as practicable after the Expiration Date.

Tenders of Shares are irrevocable, except that Shares tendered pursuant to the Offer may be withdrawn at any time prior to the Expiration Date and, unless such Shares have been accepted for payment, shareholders may also withdraw their previously tendered Shares at any time until 12:00 midnight, at the end of the day, New York City time, on January 10, 2022. For a withdrawal to be effective, a written notice of withdrawal must be received in a timely manner by the Depositary at its address listed on the back cover of the Offer to Purchase. Any such notice of withdrawal must specify the name of the tendering shareholder, the number of Shares to be withdrawn and the name of the registered holder of the Shares. If certificates for Shares to be withdrawn have been delivered or otherwise identified to the Depositary, then, before the release of the certificates, the tendering shareholder must also submit the serial numbers shown on the particular certificates for Shares to be withdrawn and the signature(s) on the written notice of withdrawal must be guaranteed by an Eligible Institution (as defined in the Offer to Purchase), except in the case of Shares tendered for the account of an Eligible Institution. If a shareholder has used more than one Letter of Transmittal or has otherwise tendered Shares in more than one group of Shares, the shareholder may withdraw Shares using either separate written notices of withdrawal or a combined written notice of withdrawal, so long as the information specified above is included. If Shares have been tendered pursuant to the procedures for book-entry transfer described in the Offer to Purchase, the written notice of withdrawal must also specify the name and number of the account at the Book-Entry Transfer Facility to be credited with the withdrawn Shares and otherwise comply with the Book-Entry Transfer Facility’s procedures.

The Company will decide, in its sole discretion, all questions as to the form and validity, including time of receipt, of notices of withdrawal, and each such decision will be final and binding on all parties absent a finding to the contrary by a court of competent jurisdiction. None of the Company, its Board of Directors, BofA Securities, Inc. (the “Dealer Manager”), American Stock Transfer & Trust Company, LLC, as the Depositary, D.F. King & Co., Inc., as the information agent (the “Information Agent”), or any other person will be under any duty to give notification of any defects or irregularities in tenders or any notice of withdrawal, nor will any of the foregoing incur any liability for failure to give any such notification.

The Company believes that the repurchase of Shares pursuant to the Offer is a prudent use of its financial resources that will allow the Company to return value to the Company’s shareholders and that a prompt deployment of its investable cash for this purpose is in the best interests of its shareholders. The Offer provides a mechanism for completing the Company’s sizeable repurchase of Shares more rapidly than would be possible through open market repurchases.

The modified Dutch auction tender offer set forth in the Offer to Purchase provides the Company’s shareholders with the opportunity to tender all or a portion of their Shares and thereby receive a return of some or all of their investment in the Company, if they so elect. The Offer also provides the Company’s shareholders who are the registered owners of their Shares with an efficient way to sell their Shares without incurring brokerage fees or commissions associated with open market sales. Where Shares are tendered by the registered owner of those Shares directly to the Depositary, the sale of those Shares in the Offer will permit the tendering shareholder to avoid the usual transaction costs associated with open market transactions. However, shareholders who hold Shares through nominees are urged to consult their nominees to determine whether transaction costs may apply. If the Company completes the Offer, shareholders who do not participate in the Offer will automatically increase their relative percentage ownership interest in the Company and its future operations at no additional cost to them. These shareholders will also bear the attendant risks and rewards associated with owning equity securities of the Company.

Generally, if you are a U.S. Holder (as defined in the Offer to Purchase), your receipt of cash from the Company in exchange for the Shares that you tender will be a taxable transaction for U.S. federal income tax purposes. The cash you receive for your tendered Shares will generally be treated for U.S. federal income tax purposes either as consideration received in respect of a sale or exchange of the Shares purchased by the Company or as a distribution from the Company in respect of Shares. See the Offer to Purchase for a more detailed discussion of the tax treatment of the Offer. The Company urges you to consult your own tax advisor as to the particular tax consequences to you of the Offer.

If you are a Non-U.S. Holder (as defined in the Offer to Purchase), because it is unclear whether the cash you receive in connection with the Offer will be treated (i) as proceeds of a sale or exchange or (ii) as a distribution, the Depositary or other applicable withholding agent may treat such payment as a dividend distribution for withholding purposes. Accordingly, if you are a Non-U.S. Holder, you may be subject to withholding on payments to you at a rate of 30% of the gross proceeds paid, unless you establish an entitlement to a reduced or zero rate of withholding by timely completing, under penalties of perjury, the applicable Form W-8. See the Offer to Purchase for a more detailed discussion of the tax treatment of the Offer. The Company urges you to consult your own tax advisor as to the particular tax consequences to you of the Offer.

The Company’s Board of Directors has authorized the Company to make the Offer. However, none of the Company, the members of its Board of Directors, the Dealer Manager, the Depositary or the Information Agent makes any recommendation to any shareholder as to whether to tender or refrain from tendering Shares or as to the purchase price or purchase prices at which any shareholder may choose to tender Shares. None of the Company, the members of its Board of Directors, the Dealer Manager, the Depositary or the Information Agent has authorized any person to make any recommendation as to whether any shareholder should tender or refrain from tendering Shares or as to the purchase price or purchase prices at which any shareholder may choose to tender Shares. Shareholders should carefully evaluate all information in the Offer to Purchase and in the Letter of Transmittal and should consult their own financial, legal and tax advisors. Shareholders must make their own decision as to whether to tender their Shares and, if so, how many Shares to tender and the purchase price or purchase prices at which they will tender them. In doing so, a shareholder should read carefully the information in the Offer to Purchase and in the Letter of Transmittal before making any decision with respect to the Offer.

The payment of dividends or distributions in the future will be subject to the requirements of the laws of the State of Delaware and the discretion of our Board of Directors. Any dividend payment must be approved by the Board of Directors. The declaration of any future cash dividends and, if declared, the amount of any such dividends, will depend upon general business conditions, our financial condition, our earnings and cash flow, our capital requirements, financial covenants and other contractual restrictions on the payment of dividends or distributions. There can be no assurance that any dividends or distributions will be declared or paid in the future.

The information required to be disclosed by Rule 13e-4(d)(1) of the Securities Exchange Act of 1934, as amended, is contained in the Offer to Purchase and is incorporated herein by reference. The Company is also filing with the SEC an Issuer Tender Offer Statement on Schedule TO, which includes additional information relating to the Offer.

Copies of the Offer to Purchase and the Letter of Transmittal are being mailed to record holders of Shares, including brokers, dealers, commercial banks and trust companies whose names, or the names of whose nominees, appear on the Company’s shareholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing for subsequent transmittal to beneficial owners of Shares. The Offer is explained in detail in those materials.

Questions or requests for assistance may be directed to the Information Agent or the Dealer Manager at their respective addresses and telephone numbers set forth below. Copies of the Offer to Purchase, the Letter of Transmittal and other related materials will be furnished promptly by the Information Agent at the Company’s expense. Shareholders may also contact their broker, dealer, commercial bank, trust company or other nominee for assistance concerning the Offer.

The Information Agent for the Offer is:

D.F. King & Co., Inc.

48 Wall Street, 22nd Floor

New York, New York 10005

Banks and Brokers May Call: (212) 269-5550

All Others Call Toll-Free: (800) 870-0653

E-mail: rrr@dfking.com

The Dealer Manager for the Offer is:

BofA Securities

BofA Securities, Inc.

Bank of America Tower

One Bryant Park

New York, New York 10036

Call Toll-Free: 1 (888) 803-9655

November 10, 2021